September 18, 2025

Richard Byrne
Trustee
FBRED-C Feeder REIT Trust
One Madison Avenue
Suite 1600
New York, NY 10010

       Re: FBRED-C Feeder REIT Trust
           Amendment No. 1 to Form 10-12G
           Filed September 4, 2025
           File No. 000-56765
Dear Richard Byrne:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10
Item 1. Business, page 4

1. We note your response to prior comment 1. We note that your organizational chart does not reflect percentages. Further, it does not reflect the disclosure contained in
       Item 4. Please revise the chart accordingly. Consider providing a current organizational chart and an anticipated organizational chart with clear disclosure of the transactions, assumptions and uncertainties relating to the anticipated organizational structure.
2. We note your disclosure that the Indirect Parent will use the proceeds of the purchase to make a loan to the Company and to purchase a share of the Feeder Sub, which will then purchase a Company share. It appears that these amounts will be aggregated to purchase one share of FBRED. Please explain the purpose of issuing loans rather than investing in equity and disclose the loan terms.
 September 18, 2025
Page 2

3. We note your response to prior comment 2. We note your representation that FBRED will be your majority-owned subsidiary. We note that you expect to receive 1 preferred share which will give you the ability to appoint 3 of the 6 directors and that you will not initially, and may not for some time, control over 50% of the common shares of FBRED. However, there appears to be no certainty regarding such statements. It is therefore unclear how you determined FBRED will be your majority-
       owned subsidiary. Please provide a legal analysis regarding how you made this determination and revise your disclosure as appropriate. Further, we note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940.
       Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Please note that we may
       refer your response to the Division of Investment Management for further review.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.     Please revise to incorporate by reference FBRED   s Form 10-Q for the
quarter ended
       June 30, 2025 filed August 7, 2025.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Michael McTiernan, Esq.